Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street  |  San Francisco, CA 94105-2228  |  tel 415.983.1000   |  fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880  |  San Francisco, CA 94120-7880

Blair W. White

tel 415.983.7480

blair.white@pillsburylaw.com

November 23, 2009

Securities and Exchange Commission

100 F Street, N.W., Mail Stop 3561

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	REG Newco, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed November 12, 2009

File No. 333-161187

Dear Ms. Long:

REG Newco, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its the letter to Registrant dated November 18, 2009. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Amendment No. 3 to Registration Statement on Form S-4

General

1.	Please revise your registration statement to update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X

Response: The registration statement has been updated as required by Rule 3-12 of Regulation S-X.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 - Summary of Significant Accounting Policies pages, F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-41

November 23, 2009 Page 2

2.	We note your revised disclosures in response to prior comment 11; however, it remains unclear how you reached your conclusion that accretion of the carrying amount of your preferred stock to its redemption amount is not required pursuant to paragraph 15 of EITF D-98. Specifically, we note that your preferred shares become redeemable on or after August 1, 2011. We further note that if a QPO occurs prior to August 1, 2011, the preferred shares will be automatically converted into common stock. As we have previously indicated, it appears that management would have to conclude that it is probable that a QPO will occur prior to the redemption date in order to conclude that it is not probable that the preferred stock will become redeemable. Please provide us with a comprehensive analysis to support your conclusion that the preferred stock will not become redeemable or revise to accrete the carrying amount of your preferred shares to its redemption amount.

Response: REG acknowledges that paragraph 15 of ASU 480-10-S90 requires accretion of redeemable preferred stock if it is probable that the preferred stock will become redeemable. REG’s preferred stock will become redeemable on August 1, 2011 unless a Qualified Public Offering (QPO) occurs prior to that date, which would cause all the preferred stock to be converted into common stock. ASU 450-20-20 defines future events as probable if the events “…are likely to occur.” ASU 450-20-20 also defines the terms reasonably possible and remote as follows:

Reasonably possible - The chance of the future event or events occurring is more than remote but less than likely.

Remote - The chance of the future event or events occurring is slight

The guidance in ASU 480-10-S90 paragraph 15 does not require accretion of redeemable securities unless it is probable that the security will become redeemable. Therefore, if it is either remote or reasonably possible, but not probable, that the security will become redeemable, accretion is not required by ASU 480. In order for the Company to determine whether the redeemable preferred stock will become redeemable, REG had to assess the likelihood of a QPO occurring prior to August 1, 2011. As stated in REG’s footnote disclosures (see footnote 2), it has been determined that it is more than remote (i.e., reasonably possible) that a QPO will occur prior to August 1, 2011 and therefore REG does not believe it is probable that the preferred stock will become redeemable.

REG does not believe it is required to conclude a QPO is probable in order to reach a conclusion that it is NOT probable that the preferred stock will become redeemable. This may best be illustrated by assigning probability factors to the terms probable and remote. Assume that to meet the probable threshold defined in ASU 450 it has to be at least 70 percent likely that the future event will occur. Also, assume that remote is

November 23, 2009 Page 3

defined as a 30 percent or less likelihood that a future event will occur. If under these assumptions it is determined that it is more than remote. but less than probable, that a QPO will occur, it means that the probability of a QPO occurring ranges from 31 to 70 percent. For illustrative purposes, assume it is determined that the probability of a QPO occurring prior to August 1, 2011 is determined to be 47 percent (which is within the range of 31 to 70 percent). Under this example, the probability that a QPO will NOT occur prior to August 1, 2011 (and the probability that the preferred shares will become redeemable) is 53 percent (100 – 47). Since probable is assumed to be a likelihood of 70 percent, it is not probable that the security will become redeemable, although it can also be said that it is not probable that a QPO will occur.

REG has determined that there is a “more than remote” likelihood that a QPO will occur and therefore it is not probable that the preferred stock will become redeemable as described in the above discussion. This determination is based upon:

•	The strategic intent of REG’s board of directors;

•	The proposed consolidation transaction discussed in the notes to the financial statements is a significant step in executing the strategic intent of REG’s board of directors;

•

As part of the proposed consolidation transactions, the redemption date for the preferred stock to be issued by REG Newco will be extended from August 2011 to August 2013, which would allow additional time to implement its strategic plan and execute a QPO – a further indication of the strategic intent of REG’s board of directors;

•	Current financial forecasts project improved operating results, thus making a potential public equity offering more attractive to investors; and,

•	Projected improvements in public equity markets will provide increased market access at acceptable terms.

Note 4 - Redeemable Preferred Stock, page F-52

Conversion Rights, page F-54

3.	In your response to prior comment 12, you stated that the predetermined price per share of in a QPO is $22.00 per share; however, your note disclosure indicates common share prices of $19.00 or $21.50, depending on the tranche of preferred stock. Please advise us as to which of these is correct and revise your registration statement as appropriate.

Response: The Registrant hereby notes that the REG predetermined price per share in a QPO is $19.00 or $21.50, depending on the tranche of preferred stock. The Registrant’s predetermined price per share in a QPO is $22.00 per share.

November 23, 2009 Page 4

* * *

The Registrant acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any other information you need. Please contact me at (415) 983-7480.

Very truly yours,

/s/ Blair W. White
Blair W. White

cc:	Jeffery Stroburg

Daniel J. Oh

Chad Stone